

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2010

Via Facsimile and U.S. Mail

Mr. John L. Threshie, Jr.
President
The Tirex Corporation
1771 Post Road East
Westport, CT   06880

>   **RE: The Tirex Corporation**
>   **Item 4.02 Form 8-K**
>   **Filed September 8, 2010**
>   **File No. 33-17598-NY**

Dear Mr. Threshie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K dated August 31, 2010

Item 4.02(b) – Non-reliance on Previously Issued Financial Statements

1.   Please amend your filing to

*   disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on previously issued audit reports;

- clearly identify each specific set of financial statements that should no longer be relied upon;

- describe the information provided by your independent accountant; and

- state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b).

2. We note that the period of non-reliance dates back to "the years ended June 30, 2004 through 2008." We separately note that the prior audit report of Moore & Associates Chartered opined on the financial statements for the cumulative period from March 26, 1993 to June 30, 2008. Please address the following:

    - explain how you considered the impact of the errors on the cumulative period from March 26, 1993 through June 30, 2009;

    - tell us how you plan to correct the financial statements for periods prior to June 30, 2009; and

    - please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

3. Please tell us if your certifying officers have considered the effect of the error on the effectiveness of your disclosure controls and procedures as of the end of the quarterly period ended March 31, 2009. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended June 30, 2009.

4. We note your statement that one of the adjustments relates to interest expense in connection with "a note to a former SEC attorney." Please revise this Form 8-K to more appropriately describe the counterparty. For example, revise to state, if true, that the note is to a former attorney that provided counsel on SEC matters.

5. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated letter from your independent accountant stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief